Mail Stop 3628

                                                          November 6, 2019

Via E-mail
Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
4 New York Plaza, 21st Floor
New York, New York 10004-2413

       Re: JPMDB Commercial Mortgage Securities Trust 2017-C7 Benchmark 2018-B2 Mortgage Trust
              JPMDB Commercial Mortgage Securities Trust 2018-C8
              Forms 10-K for Fiscal Year Ended December 31, 2018
              Filed March 21, 2019 and March 22, 2019
              File Nos. 333-206361-12, 333-206361-13 and 333-206361-14

Dear Mr. Singh:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance


cc:    Brad Horn, JPMorgan Chase
       David Burkholder, Cadwalader, Wickersham & Taft LLP